Brad O’Bryan Senior Vice President Corporate Controller, & CAO

71 South Wacker Drive Chicago, IL 60606 USA T: +1 312.780.5726 F: +1 312.780.5280 brad.o’bryan@hyatt.com

June 5, 2015

VIA EDGAR

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Daniel L. Gordon

Senior Assistant Chief Accountant

Division of Corporation Finance

Re: Hyatt Hotels Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 18, 2015

File No. 1-34521

Dear Mr. Gordon:

Set forth below are the responses of Hyatt Hotels Corporation (“HHC” or the “Company”) to the comments contained in the letter dated May 22, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014 (the “2014 Form 10-K”). For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Hyatt Gold Passport Fund, page F-15

1.	We note your disclosure that the Hyatt Gold Passport Fund is determined to be a VIE, which you consolidate as a result of being the primary beneficiary. Please tell us your consideration for presenting the assets and liabilities of consolidated VIE separately on the face of the consolidated balance sheets in accordance with ASC 810-10-45-25.

Response:

The Company respectfully advises the Staff that it has disclosed the total assets and liabilities of the Hyatt Gold Passport Fund (the “Fund”) within Note 2 of the Company’s consolidated financial statements. The Fund’s assets are primarily comprised of marketable securities and the Fund’s liabilities primarily relate to the future redemption obligation. The balances and financial statement classification for the marketable securities and future redemption obligation are disclosed within Notes 2, 4, and 13 of the Company’s consolidated financial statements. As the material assets and liabilities of the Fund are disclosed within the footnotes to the Company’s consolidated financial statements, we do not believe separate presentation on the consolidated balance sheets would provide additional meaningful information to a reader of the financial statements.

2.	We note that the obligation related to the Hyatt Gold Passport loyalty program is actuarially determined based on historical experience, which includes an estimate of the breakage for points that will never be redeemed. Please explain to us how you determine when the likelihood of redemption becomes remote and tell us the amounts of breakage for the periods presented. To the extent the breakage amounts are material, disclose the amounts of breakage in future filings.

Response:

The Company respectfully advises the Staff that it utilizes a third party actuary to estimate the obligation related to the Hyatt Gold Passport loyalty program. The estimate is based on assumptions that include a projection of ultimate usage based, in part, on historical redemption patterns as well as trends in the program that are expected to impact future behavior.

As of December 31, 2014 and December 31, 2013, the amount of breakage assumed in the estimation of the obligation related to the Hyatt Gold Passport loyalty program amounts to approximately $450 million and $362 million, respectively. As of December 31, 2014 and December 31, 2013, a 10% decrease in the breakage assumption would have resulted in an increase in the redemption liability of approximately $45 million and $36 million, respectively. The Company is prepared to disclose the requested information in future filings but believes sensitivity disclosure relating to changes in breakage assumptions to be a more meaningful form of disclosure and is consistent with disclosures made by others in the Company’s industry. The Company therefore respectfully requests that the Staff allow the Company to provide sensitivity disclosure relating to breakage assumptions in future filings in lieu of the requested information.

3.	In addition to above, please also include disclosure in your MD&A to describe the impact of the program to your results of operations, if material.

Response:

The Company respectfully advises the Staff that because the vast majority of Gold Passport activity has historically related to managed and franchised properties, the impact of the Hyatt Gold Passport loyalty program is not material to the Company’s results of operations and therefore we have not disclosed within MD&A. If in a future period, the Hyatt Gold Passport loyalty program has a material impact to the Company’s results of operations, the Company will include disclosure in MD&A.

Self insurance, page F-47

4.	In future periodic filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made.

Response:

The Company respectfully advises the Staff that it does not believe the insurance reserves are material to the Company’s consolidated financial statements. As of December 31, 2014, the insurance reserves liability, as disclosed within Note 15 of the Company’s consolidated financial statements, represents approximately 2% of the Company’s total outstanding liabilities balance. Further, as the majority of the insurance reserves relate to insurance maintained for the benefit of the Company’s managed properties, the majority of the expenses related to changes in the insurance reserves are recorded through other costs from managed properties with a corresponding offset in other revenues from managed properties, therefore resulting in an immaterial impact to the Company’s operations. As a result, we respectfully advise the Staff that we do not believe incremental disclosure related to the Company’s insurance reserves would be meaningful and, therefore, we respectfully request that the Staff reconsider its request that we include such disclosure in future periodic filings.

The Company hereby acknowledges that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in its 2014 Form 10-K (the “Filing”);

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(c)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any questions you may have to the undersigned at (312) 780-5726. Any additional comments may be sent via facsimile to the undersigned at (312) 780-5280. Thank you.

Very truly yours,

/s/ Bradley O’Bryan
Bradley O’Bryan
Senior Vice President, Corporate Controller & CAO
Hyatt Hotels Corporation

cc:	Isaac Esquviel, Division of Corporation Finance

Mark S. Hoplamazian, Hyatt Hotels Corporation

Atish Shah, Hyatt Hotels Corporation

Rena Hozore Reiss, Hyatt Hotels Corporation

Michael A. Pucker, Latham & Watkins LLP

Cathy A. Birkeland, Latham & Watkins LLP

David Abdallah, Deloitte & Touche LLP